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                                             ( OMB Number:    3235-0058       )
                                             ( Expires:        May 31, 1997   )
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                                             ( hours per response . . . . 2.50)
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                                             ----------------------------------
                                             (        SEC FILE NUMBER         )
                                             (            0-10095             )
                                             ----------------------------------
                                             ----------------------------------
                                             (          CUSIP NUMBER          )
                                             ----------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                SEC FILE NUMBER
                                    0-10095
                                  OMB APPROVAL
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                  CUSIP NUMBER

(Check One):                               [ ]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [X]  Form 10-Q  [ ]  Form N-SAR
     For Period Ended:  September 30, 2000
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [X]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:

                              September 30, 2000
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
ANCHOR PACIFIC UNDERWRITERS, INC.
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Full Name of Registrant

Former Name if Applicable
1800 Sutter Street, Suite 400
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Address of Principal Executive Office (Street and Number)
Concord, California  94520
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City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

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
                (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]             (b)  The subject annual report, semi-annual report, transition report on Form 10-K,
                     Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
(See Attached Summary)

PART IV - OTHER INFORMATION
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
     (1)  Name and telephone number of person to contact in regard to this notification:
                                          John F. Darden                                                (619) 557-2777
          -----------------------------------------------------------------------------------------------------------------------
                                              (Name)                                             (Area Code + Telephone Number)
     (2)  Have all other period reports required under Section 13 or 15(d) of the Securities
          Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the
          preceding 12 months (or for such shorter period that the registrant was required to           [X]  Yes   [ ]   No
          file such reports) been filed?  If the answer is no, identify report(s).

        --------------------------------------------------------------------------------------------------------------------------

     (3)  Is it anticipated that any significant change in results of operations from the
          corresponding period for the last fiscal year will be reflected by the earnings               [X]  Yes   [ ]   No
          statements to be included in the subject report or portion thereof:
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                                 ANCHOR PACIFIC UNDERWRITERS, INC.
-----------------------------------------------------------------------------------------------------------------------------------
                                           (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:            November 14, 2000                        By:  /s/ John F. Darden
     ---------------------------------------------------     ---------------------------------------------------------
                                                               John F. Darden, Chief Financial Officer

INSTRUCTION: The firm may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

FORM 12b-25
INTERPLAY ENTERTAINMENT CORP.
     (Supplement)

PART III - NARRATIVE SUMMARY

     The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 could not be filed within the prescribed time period because the Company was unable, without unreasonable effort or expense, to prepare and file the required information to be incorporated therein.

PART IV - OTHER INFORMATION

     The Company expects to report revenue for its third fiscal quarter of $2.2 million, as compared with $2.5 million in the prior year period, and a net loss of $0.4 million as compared with net loss of $0.3 million for the prior year period.